April 10, 2019

Mr. Edward M. Kelly

Division of Corporation Finance

Securities and Exchange Commission

100 F St NE

Washington, DC 20549

            Re:      SolarWindow Technologies, Inc.

                        Post-Effective Amendment 2 to Registration Statement

                        Filed April 8, 2019

                        File No. 333-222809

Dear Mr. Kelly:

            SolarWindow Technologies, Inc. (the “Company”), a Nevada corporation, hereby confirms that it does want the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-222809) filed on April 8, 2019 (the “POSAM”), declared effective by the  United States Securities and Exchange Commission.

            It would be appreciated if, as soon as the POSAM is declared effective, you would inform Joseph Sierchio, Esq. at (212) 404 – 8765 or by email at jsierchio@ssbb.com.

Sincerely,

By:	/s/ John A Conklin
John A Conklin
Chief Executive Officer and Director

cc:       Ms. Kathryn McHale, Securities and Exchange Commission

            Board of Directors, SolarWindow Technologies, Inc.

            Joseph Sierchio, Esq., Satterlee Stephens LLP.